GeoVax Labs, Inc.

1900 Lake Park Drive

Suite 380

Smyrna, Georgia 30080

(678) 384-7220

September 6, 2017

United States Securities and Exchange Commission

Division of Corporation Finance

100 F Street, NE

Washington, D.C. 20549-3628

Attention: John Reynolds

RE:     GeoVax Labs, Inc.

Request to Withdraw Registration Statement on Form S-1

File No. 333-218350

Ladies and Gentlemen:

On behalf of GeoVax Labs, Inc. (the “Company”) and pursuant to Rule 477 of the Securities Act of 1933 as amended (the “Securities Act”), the Company hereby respectfully requests the withdrawal of the entire Registration Statement on Form S-1 (File No. 333-218350), together with all amendments thereto (collectively, the “Registration Statement”). The Registration Statement was initially filed with the Securities and Exchange Commission (the “Commission”) on May 31, 2017 and amended on July 13, 2017. It has not been declared effective.

Due to the time that has elapsed since the Registration Statement was first filed, the time and expense required to further address the Commission’s outstanding comments, and the time and expense required to update the Registration Statement generally, and after consultation with the prospective selling stockholders, the Company has determined not to conduct the offering of securities contemplated in the Registration Statement at this time. The Company requests that the Commission consent to this application pursuant to Rule 477(a) under the Securities Act.

The Company confirms that no securities have been or will be issued or sold pursuant to the Registration Statement or the prospectus contained therein.

Accordingly the Company hereby respectfully requests that the Commission issue a written order granting the withdrawal of the Registration Statement. Please fax a copy of the order to the Company’s legal counsel, T. Clark Fitzgerald III, Esq. of Womble Carlyle Sandridge & Rice, LLP at (404) 870-4869.

United States Securities and Exchange Commission

September 6, 2017

The Company also hereby respectfully requests that in accordance with Rule 457(p) of the Securities Act, all fees paid to the Commission in connection with the filing of the Registration Statement be credited to the account of the Company for future use.

As required by Rule 477(c) of the Securities Act, the Company states that it may undertake a subsequent private offering in reliance on Rule 155(c).

If you have any questions regarding this application for withdrawal, please contact T. Clark Fitzgerald III, Esq. of Womble Carlyle Sandridge & Rice, LLP at (404) 879-2455.

Sincerely, GEOVAX LABS, INC.

/s/ Mark W. Reynolds
Mark W. Reynolds Chief Financial Officer

cc:           Robert T. McNally, Ph.D.

T. Clark Fitzgerald III, Esq.